Exhibit 3.3

State of California
Secretary of State

I, DEBRA BOWEN, Secretary of State of the State of California, hereby certify:

That the attached transcript of 10 page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

OCT 23 2009
DEBRA BOWEN
Secretary of State

CERTIFICATE OF DETERMINATION
OF
10.0% SERIES A CUMULATIVE PERPETUAL PREFERRED STOCK
OF
 CIRCLE BANCORP

Pursuant to Section 401 of the Corporations Code of the State of California:

We, Kimberly Kaselionis and Steven Leonard, the Chief Executive Officer and Corporate Secretary, respectively, of Circle Bancorp, a California corporation (hereinafter called the “Issuer”), do hereby certify as follows:

1. On October 15, 2009, the Board of Directors of the Issuer adopted a resolution designating 10,000 shares of Preferred Stock as 10.0% Series A Cumulative Perpetual Preferred Stock.

2. No shares of 10.0% Series A Cumulative Perpetual Preferred Stock have been issued.

3. Pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of the Issuer, the following resolution was duly adopted by the Board of Directors on October 15, 2009 creating the series of Preferred Stock designated as “10.0% Series A Cumulative Perpetual Preferred Stock”:

“NOW, THEREFORE, BE IT RESOLVED, that pursuant to the provisions of the Articles of Incorporation of the Issuer and applicable law, a series of Preferred Stock of the Issuer be and hereby is created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series are as follows:

Part 1.   Designation and Number of Shares. There is hereby created out of the authorized and unissued shares of preferred stock of the Issuer a series of preferred stock designated as the “10.0% Series A Cumulative Perpetual Preferred Stock,” no par value (the “Designated Preferred Stock”). The authorized number of shares of Designated Preferred Stock shall be 10,000.

Part 2.   General Matters. Each share of Designated Preferred Stock shall be identical in all respects to every other share of Designated Preferred Stock. The Designated Preferred Stock shall be perpetual, subject to the provisions of Part 6 hereof. The Designated Preferred Stock shall rank equally with Parity Stock and shall rank senior to Junior Stock with respect to the payment of dividends and the distribution of assets in the event of any dissolution, liquidation or winding up of the Issuer.

Part 3.   Standard Definitions. As used herein with respect to Designated Preferred Stock:

    (a) “Applicable Dividend Rate” means during the period from and after the Original Issue Date, 10.0% per annum.

    (b) “Appropriate Federal Banking Agency” means the “appropriate Federal banking agency” with respect to the Issuer as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

    (b) “Bank Holding Company” means a company registered as such with the Board of Governors of the Federal Reserve System pursuant to 12 U.S.C. Section 1842 and the regulations of the Board of Governors of the Federal Reserve System thereunder.

    (c) “Business Day” means any day except Saturday, Sunday and any day on which banking institutions in the State of California generally are authorized or required by law or other governmental actions to close.

    (d) “Bylaws” means the bylaws of the Issuer, as they may be amended from time to time.

    (e) “Certificate of Determination” means this Certificate of Determination or comparable instrument relating to the Designated Preferred Stock as it may be amended from time to time.

    (f) “Charter” means the Issuer’s articles of incorporation.

    (g) “Common Stock” means the common stock, no par value per share, of the Issuer.

    (h)             “Dividend Payment Date” means January 15, April 15, July 15 and October 15 of each year.

    (i)             “Dividend Period” has the meaning set forth in Part 4(a).

    (j)             “Dividend Record Date” has the meaning set forth in Part 4(a).

    (k)             “Junior Stock” means the Common Stock, and any other class or series of stock of the Issuer the terms of which expressly provide that it ranks junior to the Designated Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Issuer.

    (l)             “Liquidation Amount” means $1,000.00 per share of Designated Preferred Stock.

    (m)             “Liquidation Preference” has the meaning set forth in Part 5.

    (n)            “Original Issue Date” means the date on which shares of the Designated Preferred Stock are first issued.

    (o)            “Parity Stock” means any class or series of stock of the Issuer (other than the Designated Preferred Stock) the terms of which do not expressly provide that such class or series will rank senior or junior to the Designated Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Issuer (in each case without regard to whether dividends accrue cumulatively or non-cumulatively).

    (p)            “Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company or trust.

    (q)            “Preferred Stock” means any and all series or class of preferred stock of the Issuer, including the Designated Preferred Stock.

Part 4.   Dividends.

    (a)            Rate. Holders of the Designated Preferred Stock shall be entitled to receive, on each share of Designated Preferred Stock if, as and when declared by the Board of Directors or any duly authorized committee of the Board of Directors, but only out of assets legally available therefor, cumulative cash dividends with respect to each Dividend Period (as defined below) at a rate per annum equal to the Applicable Dividend Rate on (i) the Liquidation Amount per share of Designated Preferred Stock and (ii) the amount of accrued and unpaid dividends for any prior Dividend Period (defined below) on such share of Designated Preferred Stock, if any. Such dividends shall begin to accrue and be cumulative from the Original Issue Date, shall compound on each subsequent Dividend Payment Date (i.e., no dividends shall accrue on other dividends unless and until the first Dividend Payment Date for such other dividends has passed without such other dividends having been paid on such date) and shall be, payable quarterly in arrears on each Dividend Payment Date, commencing with the first such Dividend Payment Date to occur at least 20 calendar days after the Original Issue Date. In the event that any Dividend Payment Date would otherwise fall on a day that is not a Business Day, the dividend payment due on that date will be postponed to the next day that is a Business Day and no additional dividends will accrue as a result of that postponement The period from and including any Dividend Payment Date to, but excluding, the next Dividend Payment Date is a “Dividend Period,” provided that the initial Dividend Period shall be the period from and including the Original Issue Date to, but excluding, the next Dividend Payment Date.

    Dividends that are payable on the Designated Preferred Stock in respect of any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of dividends payable on the Designated Preferred Stock on any date prior to the end of a Dividend Period, and for the initial Dividend Period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month.

    Dividends that are payable on the Designated Preferred Stock on any Dividend Payment Date will be payable to holders of record of the Designated Preferred Stock as they appear on the stock register of the Issuer on the applicable record date, which shall be the last calendar day of the calendar month immediately preceding such Dividend Payment Date or such other record date fixed by the Board of Directors or any duly authorized committee of the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.

    Holders of the Designated Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Designated Preferred Stock as specified in this Part 4 (subject to the other provisions of this Certificate of Determination).

    (b)            Priority of Dividends. So long as any share of the Designated Preferred Stock remains outstanding, no dividend or distribution shall be declared or paid on the Common Stock or any other shares of Junior Stock (other than dividends payable solely in shares of Common Stock or Junior Stock) or Parity Stock, subject to the immediately following paragraph in the case of Parity Stock, and no Common Stock, Junior Stock or Parity Stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by the Issuer or any of its subsidiaries unless all accrued and unpaid dividends for all past Dividend Periods including the latest completed Dividend Period (including, if applicable as provided in Part 4(a) above, dividends on such amount), on all outstanding shares of the Designated Preferred Stock have been or are contemporaneously declared and paid (or have been declared and a sum sufficient for the payment thereof has been set aside for the benefit of the holders of shares of the Designated Preferred Stock on the applicable record date). The foregoing limitation shall not apply to: (A) redemptions, purchases or other acquisitions of shares of Common Stock or other Junior Stock in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice; (B) the acquisition by the Issuer or any of its subsidiaries of record ownership in Junior Stock or Parity Stock for the beneficial ownership of any other persons (other than the Issuer or any of its subsidiaries), including as trustees or custodians; and (C) the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock for or into other Parity Stock (with the same or lesser aggregate liquidation amount) or Junior Stock, in each case, solely to the extent required pursuant to binding contractual agreements entered into prior to the date of this Certificate of Determination or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for Common Stock.

    When dividends are not paid (or declared and a sum sufficient for payment thereof set aside for the benefit of the holders thereof on the applicable record date) on any Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within a Dividend Period related to such Dividend Payment Date) in full upon the Designated Preferred Stock and any shares of Parity Stock, all dividends declared on the

Designated Preferred Stock and all such Parity Stock and payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accrued but unpaid dividends per share on the Designated Preferred Stock and all Parity Stock payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) (subject to their having been declared by the Board of Directors or a duly authorized committee of the Board of Directors out of legally available funds and including, in the case of Parity Stock that bears cumulative dividends, all accrued but unpaid dividends) bear to each other. If the Board of Directors or a duly authorized committee of the Board of Directors determines not to pay any dividend or a full dividend on a Dividend Payment Date, the Issuer will provide written notice to the holders of the Designated Preferred Stock prior to such Dividend Payment Date.

    Subject to the foregoing, and not otherwise, such dividends (payable in cash, securities or other property) as may be determined by the Board of Directors or any duly authorized committee of the Board of Directors may be declared and paid on any securities, including Common Stock and other Junior Stock, from time to time out of any funds legally available for such payment, and holders of the Designated Preferred Stock shall not be entitled to participate in any such dividends.

        Part 5.   Liquidation Rights.

    (a)   Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Issuer, whether voluntary or involuntary, holders of the Designated Preferred Stock shall be entitled to receive for each share of the Designated Preferred Stock, out of the assets of the Issuer or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Issuer, subject to the rights of any creditors of the Issuer, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other stock of the Issuer ranking junior to the Designated Preferred Stock as to such distribution, payment in full in an amount equal to the sum of (i) the Liquidation Amount per share, and (ii) the amount of any accrued and unpaid dividends payable at the Applicable Dividend Rate on each such share (including, if applicable as provided in Part 4(a) above, dividends on such amount), whether or not declared, to the payment date (such amounts collectively, the “Liquidation Preference”)

    (b)   Partial Payment. If in any distribution described in Part 5(a) above the assets of the Issuer or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of the Designated Preferred Stock and the corresponding amounts payable with respect of any other stock of the Issuer ranking equally with Designated Preferred Stock as to such distribution, holders of the the Designated Preferred Stock and the holders of such other stock shall share ratably in any such distribution in proportion to the full respective distributions to which they are entitled.

    (c)   Residual Distributions. If the Liquidation Preference has been paid in full to all holders of the Designated Preferred Stock and the corresponding amounts payable with respect of any other stock of the Issuer ranking equally with the Designated Preferred Stock as to such distribution has been paid in full, the holders of other stock of the Issuer shall be entitled to receive all remaining assets of the Issuer (or proceeds thereof) according to their respective rights and preferences.

    (d)   Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Part 5, the merger or consolidation of the Issuer with any other corporation or other entity, including a merger or consolidation in which the holders of the Designated Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Issuer, shall not constitute a liquidation, dissolution or winding up of the Issuer.

        Part 6.   Redemption.

    (a)          Optional Redemption. The Designated Preferred Stock may not be redeemed prior to the first Dividend Payment Date falling on or after June 30, 2013. On or after June 30, 2013, Issuer, at its option, subject to the approval of the Appropriate Federal Banking Agency, if such approval is required, may redeem, in whole or in part, at any time and from time to time, out of funds legally available therefor, the shares of the Designated Preferred Stock at the time outstanding, upon notice given as provided in Part 6(c) below, at a redemption price equal to the sum of (i) the Liquidation Amount per share, and (ii) an amount equal to any accrued and unpaid dividends (including, if applicable as provided in Part 4(a) above, dividends on such amount) (regardless of whether any dividends are actually declared) to, but excluding, the date of redemption on the Designated Preferred Stock then being redeemed.

The redemption price for any shares of the Designated Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Issuer or its agent. Any declared but unpaid dividends for the then current Dividend Period payable on a redemption date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Part 4 above.

    (b)          No Sinking Fund. The Designated Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Designated Preferred Stock will have no right to require redemption or repurchase of any shares of Designated Preferred Stock.

    (c)   Notice of Redemption. Notice of every redemption of shares of the Designated Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Issuer. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Designated Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of the Designated Preferred Stock. Notwithstanding the foregoing, if shares of the Designated Preferred Stock are issued in book-entry form through a third party depository or any other similar facility, notice of redemption may be given to the holders of the Designated Preferred Stock at such time and in any manner permitted by such facility. Each notice of redemption given to a holder shall state: (1) the redemption date; (2) the number of shares of the Designated Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder, (3) the redemption price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.

    (d)   Partial Redemption. In case of any redemption of part of the shares of the Designated Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as the Board of Directors or a duly authorized committee thereof may determine to be fair and equitable. Subject to the provisions hereof, the Board of Directors or a duly authorized committee thereof shall have full power and authority to prescribe the terms and conditions upon which shares of the Designated Preferred Stock shall be redeemed from time to time. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

    (e)   Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been deposited by the Issuer, in trust for the pro rata benefit of the holders of the shares called for redemption, with a bank or trust company doing business in the State of California whose deposits are insured by the Federal Deposit Insurance Corporation, and selected by the Board of Directors, so as to be and continue to be available solely therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company, without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to the Issuer, after which time the holders of the shares so called for redemption shall look only to the Issuer for payment of the redemption price of such shares.

    (f)              Status of Redeemed Shares. Shares of the Designated Preferred Stock that are redeemed, repurchased or otherwise acquired by the Issuer shall revert to authorized tat unissued shares of Preferred Stock (provided that any such cancelled shares of the Designated Preferred Stock may be reissued only as shares of any series of Preferred Stock other than the Designated Preferred Stock).

Part 7.   Conversion. Holders of the Designated Preferred Stock shares shall have no right to exchange or convert such shares into any other securities.

        Part 8.   Voting Rights.

    (a)   General. Holders of shares of the Designated Preferred Stock will be entitled to one vote for each such share on any matter on which holders of the Designated Preferred Stock are entitled to vote, including any action by written consent. The holders of the Designated Preferred Stock shall not have any voting rights except as set forth below or as otherwise from time to time required by law.

    (b)   Class Voting Rights as to Particular Matters. So long as any shares of the Designated Preferred Stock are outstanding, in addition to any other vote or written consent of stockholders required by law or by the Charter, the vote or written consent of the holders of at least 66 2/3% of the shares of Designated Preferred Stock at the time outstanding, voting as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating any amendment or alteration of this Certificate of Determination for the Designated Preferred Stock or the Charter to:

(i)	increase or decrease the aggregate number of authorized shares of the Designated Preferred Stock;

(ii)	effectuate an exchange, or create a right of exchange, of all or part of the shares of another class into the shares of the Designated Preferred Stock;

(iii)	effect an exchange, reclassification, or cancellation of all or part of the shares of the Designated Preferred Stock, including a reverse stock split but excluding a stock split;

(iv)	change the rights, preferences, privileges or restrictions of the shares of the Designated Preferred Stock;

(v)
create a new class of shares or new series of Preferred Stock having rights, preferences or privileges prior to the shares of the Designated Preferred Stock, or increase the rights, preferences or privileges or the number of authorized shares of any class having rights, preferences or privileges prior to the shares of the Designated Preferred Stock; provided, however, that the issuance of debt by the Issuer, whether in the form of debentures or otherwise, shall not be deemed a new class of shares having rights, preferences or privileges prior to the shares of the Designated Preferred Stock;

(vi)
divide the shares of any class of preferred shares into series having different rights, preferences, privileges or restrictions or authorize the Board of Directors to do so, provided that for purposes of this subpart the adoption of resolutions by the Board of Directors fixing the rights, preferences, privileges and restrictions or the number of shares constituting any new series or the designation of a new series of Preferred Stock as set forth in a certificate of determination that is filed with the California Secretary of State shall not constitute an amendment to the Charter or this Certificate of Determination requiring the vote or written consent of the holders of the Designated Preferred Stock; or

(vii)	cancel or otherwise affect dividends on the shares of the Designated Preferred Stock which have accrued but have not been paid.

    (c)   Changes after Provision for Redemption. No vote or consent of the holders of Designated Preferred Stock shall be required pursuant to Part 8(b) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Part, all outstanding shares of the Designated Preferred Stock shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been deposited in trust for such redemption, in each case pursuant to Part 6 above.

    (d)   Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of Designated Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall conform to the requirements of the Charter, the Bylaws, and applicable law and the rules of any national securities exchange or other trading facility on which the Designated Preferred Stock is listed or traded at the time.

Part 9.   Record Holders. To the fullest extent permitted by applicable law, the Issuer and the transfer agent for the Designated Preferred Stock may deem and treat the record holder of any share of the Designated Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Issuer nor such transfer agent shall be affected by any notice to the contrary.

Part 10.   Notices. All notices or communications in respect of the Designated Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Determination, in the Charter or Bylaws or by applicable law. Notwithstanding the foregoing, if shares of the Designated Preferred Stock are issued in book-entry form through a third party

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depository or any similar facility, such notices may be given to the holders of the Designated Preferred Stock in any manner permitted by such facility.

Part 11.   No Preemptive Rights. No share of the Designated Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Issuer, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

Part 12.   Replacement Certificates and Other Rights. The Issuer shall replace any mutilated certificate at the holder’s expense upon surrender of that certificate to the Issuer. The Issuer shall replace certificates that become destroyed, stolen or lost at the holder’s expense upon delivery to the Issuer of reasonably satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be reasonably required by the Issuer. The shares of the Designated Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Charter or as provided by applicable law.”

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: October 15, 2009

By:
Name:	Kim Kaselionis
Title:	Chief Executive Officer

By:
Name:	Steven Leonard
Title:	Corporate Secretary